UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 1-8703

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN DIGITAL CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTERN DIGITAL CORPORATION

3355 Michelson Drive, Suite 100

Irvine, California 92612

INTRODUCTION

Western Digital Corporation has established the Western Digital Corporation 401(k) Plan (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.

REQUIRED INFORMATION

Signature

Financial Statements:

These statements are listed in the Index to Financial Statements and Supplemental Schedule.

Exhibits:

Consent of Independent Registered Public Accounting Firm — BDO USA, LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN

Date: May 24, 2012	By:	/s/ WOLFGANG U. NICKL
Wolfgang U. Nickl
Retirement, Severance, and Administrative
Committee Member

WESTERN DIGITAL CORPORATION 401(k) PLAN

Note:	Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Retirement, Severance, and Administrative Committee

Western Digital Corporation 401(k) Plan

Irvine, California

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Costa Mesa, California

May 24, 2012

WESTERN DIGITAL CORPORATION 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

(in thousands)

	Dec. 31,
	2011	2010
Assets
Investments, at fair value	$421,297	$395,890
Non-interest bearing cash	—	4

Receivables:
Employer contributions receivable	346	—
Notes receivable from participants	7,457	6,403

Total receivables	7,803	6,403

Net assets available for Plan benefits at fair value	429,100	402,297
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust funds)	(2,973)	(2,735)

Net assets available for Plan benefits	$426,127	$399,562

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

(in thousands)

Year Ended Dec. 31, 2011
Additions:
Additions to net assets available for Plan benefits attributed to:
Contributions:
Participant	$37,403
Participant rollover	2,498
Employer, net of forfeitures	10,097

Total contributions	49,998

Net investment income (loss):
Net depreciation in fair value of investments	(15,864)
Dividend income	10,416

Total net investment loss	(5,448)
Interest income on notes receivable from participants	315

Total additions	44,865

Deductions:
Deductions from net assets available for Plan benefits attributed to:
Benefits paid to participants	(18,116)
Other expenses	(184)

Total deductions	(18,300)

Net increase in net assets available for Plan benefits	26,565
Net assets available for Plan benefits:
Beginning of year	399,562

End of year	$426,127

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN

Notes to Financial Statements

(1) Description of the Plan

General

The following description of the Western Digital Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of the Plan

The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees.

Contributions

Employees paid from the Western Digital Corporation (the “Company”) United States payroll are eligible to participate in the Plan and to receive employer matching contributions immediately upon hire unless the individual is covered by a collective bargaining agreement, a consultant, intern, independent contractor, leased or temporary employee, or otherwise not treated as a common-law employee. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time. The accounts of participants who have never made an investment election are allocated to investments under a qualified default investment alternative which is compliant with ERISA regulations. At any time participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

During the year ended December 31, 2011, eligible employees were able to contribute up to 30% of their eligible compensation on a pre-tax basis, provided that contributions did not exceed Internal Revenue Service (“IRS”) limitations, and up to 10% of their eligible compensation on an after-tax basis. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to IRS limitations. The amount of the catch up contribution is not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s pre-tax contributions for the contribution cycle not to exceed 5% of the eligible participant’s compensation. However, each eligible participant shall receive a minimum annual basic matching contribution, as defined, equal to fifty percent (50%) of the first $4,000 of pre-tax contributions for any calendar year. The Company may also make additional contributions at its discretion. During the year ended December 31, 2011, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Investments

The Plan had 28 and 27 investment options available to eligible participants in the Plan as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, all of the Plan’s assets were invested in mutual funds, common collective trust funds, Western Digital Corporation common stock or publicly traded equity investments.

Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis. Effective January 1, 2010, participants may direct no more than 20% of their new contributions into the Western Digital Corporation Stock Fund. In addition, participants are not permitted to exchange or reallocate assets that would result in an investment of greater than 20% of their vested account balance in the Western Digital Corporation Stock Fund. Participants may also transfer up to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. Participants may borrow at a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the then-current prime rate established by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are paid ratably through payroll deductions and are allocated to the participants’ accounts in the same manner as their current contributions. Effective January 1, 2010, the maximum number of active loans a Plan participant may have at a time was reduced from two to one and there is a 30-day waiting period between payoff and initiation of loans. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2011 ranged from 4.25% to 9.25%. A loan that is considered in default is reported as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.

Payment of Benefits and Forfeitures

Benefits are generally payable to participants upon attainment of age fifty-nine and one half years (“in-service withdrawal”), disability, death, hardship or termination of employment. In-service withdrawals may be taken from rollover accounts, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half years. Upon termination of service, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. Participants who terminate employment with an aggregate vested account balance of $5,000 or less will receive an automatic distribution of their account balance to an individual retirement account (“IRA”). The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During the year ended December 31, 2011, Plan forfeitures totaling $357,000 were used to reduce employer contributions and pay administrative fees. Unallocated forfeitures at December 31, 2011 and 2010 were $20,000 and $327,000, respectively.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Vesting

Participants are at all times one hundred percent vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.

Administrative Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2011, were $184,000 and are in included in other expenses in the statement of changes in net assets available for Plan benefits.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2011 and 2010 and changes in net assets available for Plan benefits for the year ended December 31, 2011.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for Plan benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2011 and 2010, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires expanded disclosure of Level 3 fair value measurement activity. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010. The Plan adopted ASU 2010-06 during the year ended December 31, 2011. The adoption of ASU 2010-06 did not have an impact to the financial statements or presentation of disclosures.

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRS”). Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 which for the Plan will be the year ended December 31, 2012. The Plan is currently evaluating the impact of adoption of ASU 2011-04 on its statement of net assets and fair value measurement disclosures.

(3) Fair Value Measurements

Financial assets and liabilities that are re-measured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

Level 1. Quoted prices in active markets for identical assets.

Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Inputs that are unobservable for the asset and that are significant to the fair value of the assets.

The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Mutual funds:
Fixed income (1)	$37,857	$—	$—	$37,857
Growth (2)	74,221	—	—	74,221
Balance (3)	90,175	—	—	90,175
Value (4)	68,375	—	—	68,375
Other (7)	16	—	—	16

Total mutual funds	270,644	—	—	270,644

Common collective trust funds:
Index fund (5)	—	35,150	—	35,150
Other (6)	—	85,262	—	85,262

Total common collective trust funds	—	120,412	—	120,412

Western Digital Corporation common stock	29,450	—	—	29,450

Tradelink investment accounts:
Common stocks	538	—	—	538

Mutual funds:
Other (7)	211	—	—	211
Growth (2)	38	—	—	38
Index fund (5)	4	—	—	4

Total Tradelink mutual funds	253	—	—	253

Total assets at fair value	$300,885	$120,412	$—	$421,297

(1)	These diversified funds focus on total return and employ bottom-up strategies such as analyzing and selecting certain securities as well as top-down strategies such as exposure to interest rates.

(2)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(3)	These diversified funds invest in underlying mutual funds that include stocks, bonds and short-term investments.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These funds seek to track the performance of the S&P 500 index.

(6)	These funds focus on maintaining investment principal while providing a yield by investing in a diversified portfolio of structured investment contracts and/or short-term securities.

(7)	These funds invest in short-term debt and equity securities with maturities of 13 months or less.

The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Mutual funds:
Fixed income (1)	$32,366	$—	$—	$32,366
Growth (2)	71,390	—	—	71,390
Balance (3)	75,568	—	—	75,568
Value (4)	71,800	—	—	71,800

Total mutual funds	251,124	—	—	251,124

Common collective trust funds:
Index fund (5)	—	34,592	—	34,592
Other (6)	—	75,656	—	75,656

Total common collective trust funds	—	110,248	—	110,248

Western Digital Corporation common stock	33,486	—	—	33,486

Tradelink investment accounts:
Common stocks	828	—	—	828

Mutual funds:
Other (7)	152	—	—	152
Growth (2)	36	—	—	36
Natural resource (8)	11	—	—	11
Value (4)	1	—	—	1
Index fund (5)	4	—	—	4

Total Tradelink mutual funds	204	—	—	204

Total assets at fair value	$285,642	$110,248	$—	$395,890

(1)	These diversified funds focus on total return and employ bottom-up strategies such as analyzing and selecting certain securities as well as top-down strategies such as exposure to interest rates.

(2)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(3)	These diversified funds invest in underlying mutual funds that include stocks, bonds and short-term investments.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These funds seek to track the performance of the S&P 500 index.

(6)	These funds focus on maintaining investment principal while providing a yield by investing in a diversified portfolio of structured investment contracts and/or short-term securities.

(7)	These funds invest in short-term debt and equity securities with maturities of 13 months or less.

(8)	These funds focus on providing exposure to the precious metals market by investing in companies engaged in mining, processing, fabricating or distributing gold or other precious metals.

Mutual Funds. The Plan’s mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common Collective Trust Funds. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price Trust Company.

The Index fund category calculates fair value for equity securities traded on national exchanges or on the over the counter market based on the last quoted price on the valuation date. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data.

The Other category calculates fair value for GICs and other investment products with similar characteristics based on the market value or by discounting the scheduled future payments utilizing observable market data at the valuation date. The fair value of separate account contracts is based on the fair value of securities held by the issuer that are designated for payment of benefit-responsive withdrawals and by issuer quotes. The fair value of wrap contracts is based on the discounted present value of the difference between the current wrap contract cost and its replacement cost. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data. Fair value for futures contracts are valued at closing settlement prices and investments in other trusts are valued at the other trust’s closing NAV on the valuation date.

Western Digital Corporation Common Stock. The Plan’s Western Digital Corporation common stock is valued at the closing price reported by the national securities exchange on which the investment is traded.

Tradelink Investment Accounts. The Plan’s Tradelink investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2011, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.

(4) Investments

The following presents the Plan’s investments as of December 31, 2011 and 2010, with individual investments that represent 5% or more of the Plan’s net assets available for Plan benefits, separately identified (in thousands):

	Dec. 31,
	2011	2010
Common Stock:
Western Digital Corporation	$29,450	$33,486
Mutual Funds:
Equity Income Fund	23,622	23,556
PIMCO Total Return Fund II	33,146	31,815
Mid-Cap Growth Fund	34,054	32,802
Dodge & Cox International Stock Fund	—	23,722
Small-Cap Value Fund	24,461	24,076
Common Collective Trust Funds:
Equity Index Trust	35,150	34,592
Stable Value Fund	85,262	75,656
All Investments less than 5% of Plan Net Assets	156,152	116,185

Total Investments	$421,297	$395,890

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year appreciated (depreciated) in value as follows (in thousands):

Year ended Dec. 31, 2011
Common Stock	$(2,719)
Mutual Funds	(14,776)
Common Collective Trust Funds	1,631

$(15,864)

(5) Profit Sharing Feature

All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During the year ended December 31, 2011, the Company made no profit sharing contributions to the Plan.

(6) Party-In-Interest Transactions

Certain investments in mutual funds, investments within the Tradelink investment account and assets held in common collective trust funds within the Plan are managed by T. Rowe Price Trust Company, the Plan’s trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid $18,000 to T. Rowe Price Trust Company in fees and expenses for the year ended December 31, 2011. Of this amount, Plan participants paid $2,000 in redemption fees and $16,000 in loan origination fees. Redemption fees, third party advice services and loan origination fees are included in other expenses in the statement of changes in net assets available for Plan benefits.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

(8) Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to the fiscal year ended June 30, 2009.

(9) Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2011 and 2010, 7% and 8%, respectively, of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.

(10) Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	Dec. 31,
	2011	2010
Net assets available for Plan benefits per the financial statements	$426,127	$399,562
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	2,973	2,735

Net assets available for Plan benefits per the Form 5500	$429,100	$402,297

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Total net increase in net assets available for Plan benefits per the financial statements	$26,565
Net impact of adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	238

Total net increase in net assets available for Plan benefits per the Form 5500	$26,803

(11) Subsequent Event

On March 8, 2012 (“Close Date”), the Company completed its acquisition of Viviti Technologies, Ltd., until recently known as Hitachi Global Storage Technologies Holdings Pte. Ltd. (“HGST”) from Hitachi, Ltd. (“Hitachi”). As of the Close Date, HGST employees were allowed to enroll and participate in the Plan. HGST employees were also provided the option to rollover their balance and existing loans from the Hitachi 401(k) plan as of the Close Date.

WESTERN DIGITAL CORPORATION 401(k) PLAN

EIN: 95-2647125 Plan #: 003

Schedule H, Line 4i — Supplemental Schedule of Assets (Held at End of Year)

December 31, 2011

(in thousands)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral or Par Value	Current Value
Common Stock:
* Western Digital Corporation	952 shares common stock, $.01 par value	$29,450

Mutual Funds:
Bond Funds:
Pacific Investment Management Company	3,142 shares PIMCO Total Return Fund II	33,146
Pacific Investment Management Company	400 shares PIMCO Real Return Fund	4,711
Stock Funds:
* T. Rowe Price Trust Company	743 shares T. Rowe Price Science & Technology Fund	19,031
* T. Rowe Price Trust Company	1,024 shares T. Rowe Price Equity Income Fund	23,622
* T. Rowe Price Trust Company	709 shares T. Rowe Price Small-Cap Value Fund	24,461
* T. Rowe Price Trust Company	646 shares T. Rowe Price Mid-Cap Growth Fund	34,054
* T. Rowe Price Trust Company	640 shares T. Rowe Price Dodge & Cox International Stock Fund	18,719
* T. Rowe Price Trust Company	17 shares T. Rowe Price Prime Reserve Fund	17
* T. Rowe Price Trust Company	131 shares Retirement Income Fund	1,694
* T. Rowe Price Trust Company	103 shares Retirement 2005 Fund	1,150
* T. Rowe Price Trust Company	216 shares Retirement 2010 Fund	3,244
* T. Rowe Price Trust Company	821 shares Retirement 2015 Fund	9,511
* T. Rowe Price Trust Company	1,031 shares Retirement 2020 Fund	16,398
* T. Rowe Price Trust Company	1,440 shares Retirement 2025 Fund	16,675
* T. Rowe Price Trust Company	951shares Retirement 2030 Fund	15,728
* T. Rowe Price Trust Company	905 shares Retirement 2035 Fund	10,554
* T. Rowe Price Trust Company	447 shares Retirement 2040 Fund	7,406
* T. Rowe Price Trust Company	355 shares Retirement 2045 Fund	3,915
* T. Rowe Price Trust Company	279 share Retirement 2050 Fund	2,579
* T. Rowe Price Trust Company	144 shares Retirement 2055 Fund	1,320
Prudential Jennison Small Company Fund	282 shares Prudential Jennison Small Company Fund	5,875
Mainstay Large Cap	1,950 shares Mainstay Large Cap Growth Fund	13,790
American Funds EuroPacific	42 shares American Funds EuroPacific Growth Fund	1,472
Perkins Mid Cap Value Fund	78 shares Perkins Mid Cap Value Fund	1,572

Total mutual funds		270,644

Common Collective Trust Funds:
* T. Rowe Price Trust Company	82,288 units T. Rowe Price Stable Value Fund	85,262
* T. Rowe Price Trust Company	2,606 units T. Rowe Price Equity Index Trust	35,150

Total common collective trust funds		120,412

Other:
* Tradelink Investments	Various publicly traded equity and mutual fund investments	791

Total Investments		421,297

* Notes Receivable from Participants	Interest rates range from 4.25% to 9.25% maturing at various dates through 2021; balances collateralized by vested participant accounts	7,457

		$428,754

*	Party-in-interest.

Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN

INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm — BDO USA, LLP